SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. 14)

                       Iron Mountain Incorporated
             ___________________________________________
                          (Name of Issuer)


                            Common Stock
             ___________________________________________
                  (Title of Class of Securities)


                             462846106
            ___________________________________________
               (CUSIP Number of Class of Securities)


                          Thomas Tays
                        Chief Legal Officer

                    DAVIS SELECTED ADVISERS, L.P.
                 2949 East Elvira Road, Suite 101
                     Tucson, Arizona 85756
                         (520) 434-3771
    ___________________________________________________________

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)


                         April 18, 2013
             ___________________________________________
                   (Date of Event which Requires
                     Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]

Rider 1A


CUSIP No. 462846106                                             13D
___________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Davis Selected Advisers, L.P.
___________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
___________________________________________________________________
(3)  SEC USE ONLY
___________________________________________________________________
(4)  SOURCE OF FUNDS
     AF
___________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 [ ]
___________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Colorado
___________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    10,025,654 shares
OWNED BY EACH REPORTING PERSON     ________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :             0 shares (Shared)
                                           484,848 shares (None)
                                   ________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :    10,510,502 shares
                                   ________________________________
                                   :(10) SHARED DISPOSITIVE POWER
                                   :                0 shares

___________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      10,510,502  shares
___________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES                                        [ ]
___________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      5.5%
___________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
___________________________________________________________________



Item 1.  Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the Common Stock (the "Securities") of Iron Mountain, Incorporated., a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices located at 745 Atlantic Avenue, Boston, Massachusetts 02111.

Item 2.  Identity and Background

(a) - (c) This statement is being filed by Davis Selected Advisers, L.P. ("Davis Advisors"), an investment advisor registered with the Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756. Davis Advisors provides discretionary portfolio management services, serving as investment adviser or sub-adviser for registered investment companies (including the Davis Funds, Selected Funds, and Clipper Fund), unregistered investment companies, offshore funds, and private accounts. Davis Advisors also works with sponsors to serve as investment adviser for managed money/wrap account programs. In certain managed money/wrap account programs, Davis Advisors will provide non-discretionary investment management services (generally in the form of model portfolios). Davis New York Venture Fund, Inc. is a registered investment company organized as a Maryland Corporation and has four series or portfolios, including Davis New York
Venture Fund. Davis New York Venture Fund, joint filer of this Schedule 13D, may be reached c/o Davis Selected Advisers, L.P. 2949 East Elvira Road,
Suite 101, Tucson, Arizona 85756.

The names, business addresses, and principal occupations of the general partner and executive officer of Davis Advisors, and each director and each executive officer of Davis New York Venture Fund (collectively, the "Principals")are set forth in Schedule I.

The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Davis Advisors, Inc., including Davis New York Venture Fund, under sole or shared discretionary authority granted to Davis Advisors. None of the Securities are owned by or on behalf of Davis Advisors and less than 0.5% of the Issuer's outstanding securities are owned by Davis Advisors partners and officers and officers of Davis New York Venture Fund, in aggregate.

(d) During the last five years, none of Davis Advisors, Davis New York Venture Fund or any of the Principals has been convicted in any criminal proceeding.

(e) During the last five years, none of Davis Advisors, Davis New York Venture Fund or any of the Principals has been a party to any civil or administrative proceeding that resulted in such person or entity being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Davis Advisors is a Colorado limited partnership; Davis New York Venture Fund is a Maryland corporation. The citizenship of each Principal is set forth in Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

Item 3 shall be amended and restated as follows:

The respective investment advisory clients of Davis Advisors used approximately $221,790,613 in the aggregate to purchase the Securities reported in this filing. All funds used to purchase Securities were assets of these respective clients and none were assets of Davis Advisors. In addition, none of the funds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Davis Advisors has either sole or shared discretionary dispositive or voting power. The Beneficial ownership on the part of Davis Advisors is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only and in the ordinary course of business of Davis Advisors as a registered investment advisor. Davis Advisors may, from time to time and at any time, purchase additional securities on behalf of clients in the future. Davis Advisors reserves the right to sell all or a part of the current holdings of the Securities from time to time and at any time.

Davis Advisors is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Davis Advisors analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies.

Davis Advisors qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on Schedule 13G and, as a routine matter, Davis Advisors utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Davis Advisors may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters or possible courses of action to assist in building corporate intrinsic value per share or to cause the portfolio company's true economic value to be recognized. In such situations, Davis Advisors may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

On March 23, 2011 via an article published in a major newspaper, Davis Advisors announced that it will likely support the four canidates nominated to the Issuer's board of directors by existing shareholders. Davis
Advisors may have additional conversations with the Issuer and/or third parties regarding opportunities to maximize the Issuer's value including any of the actions or transactions enumerated in clauses (a) through
(j) of Item 4.


Item 5.  Interest In Securities Of The Issuer

Item 5 shall be amended and restated as follows:

(a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 10,510,502 shares of the common stock of the Issuer, constituting approximately 5.5% of the Issuer's outstanding shares.

Rider 6A

___________________________________________________________________

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Davis Advisors' Voting Authority

Sole:                         10,025,654        5.2%
Shared:                       none              0.0%
None:                            484,848        0.3%

Total                         10,510,502        5.5%

Davis Advisors' Dispositive Authority

Sole:                         10,510,502        5.5%
Shared:                       none              0.0%

Total                         10,510,502        5.5%


(b) Davis Advisors generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by Davis New York Venture Fund are reported in the "shared" category.

(c) Please see Schedule II for purchase and sale transactions in the Securities during the past sixty days.

(d) The investment advisory clients of Davis Advisors have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Davis Advisors does not have an economic interest in any of the Securities reported herein.

(e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Davis Advisors are established in written investment advisory agreements between clients and Davis Advisors, which are entered into in the normal and usual course of the business of Davis Advisors as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to
Item 6 of Schedule 13D other than voting of proxies. In connection with voting, Davis Advisors may be allowed or directed to vote the proxies received by client accounts.

Item 7.  Material to be Filed as an Exhibit

Item 7 shall be amended and restated as follows:

                                     SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 18, 2013


                                 DAVIS SELECTED ADVISERS, L.P.

                                 By /s/ Thomas Tays
                                 _______________________________
                                 Thomas Tays
                                 Vice President & Chief Legal Officer





                                    SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

The following information is disclosed for the general partner and each of the executive officers of Davis Advisors: name; business address; and present principal occupation or employment. Each individual identified below is a citizen of the United States.

DAVIS SELECTED ADVISERS, L.P.

General Partner: Davis Investments, LLC (a Delaware limited liability company) serves as Davis Selected Advisers, L.P.'s sole general partner. Davis Investments, LLC is wholly owned by Christopher Davis.

Executive Officers

Sole Member & Chairman	Christopher C. Davis(1)
President	Andrew A. Davis(2)
Chief Operating Officer	Kenneth C. Eich(3)
Chief Marketing Officer	Russell O. Wiese(1)
Vice President, Chief Financial Officer, Treasurer &
Assistant Secretary	Gary P. Tyc(3)
Vice President, Chief Legal Officer, General Counsel,
& Secretary	Thomas D. Tays(3)
Vice President & Chief Compliance Officer	Sharra L. Haynes(3)
Co-Chief Compliance Officer	Anthony Frazia(1)
Vice President & Information Technology Manager	Sandra E. Duran(2)
Vice President & Director of Fund Accounting	Douglas A. Haines(3)
Assistant Vice President	Catherine A. Merlino(3)

(1)Principal office 620 Fifth Avenue, 3rd Floor, New York, New York 10020
(2)Principal office 124 East Marcy Street, Santa Fe New Mexico 87501
(3)Principal office 2949 East Elvira Road, Suite 101, Tucson, Arizona 85756



                           SCHEDULE II
Securities transactions in the last 60 days.

Purchases and sales by Davis Advisors were conducted in the open market in the ordinary course of business.


Transaction Type      Date      		# of Shares      Price per Share
        (Net of commissions)




Buy		02/19/2013	 		  509 	 		$34.65
Sold		02/19/2013	 		1,194 	 		$34.67
Buy		02/20/2013	 		  156 	 		$35.03
Sold		02/20/2013	 		3,088 	 		$34.86
Buy		02/21/2013	 		  428 	 		$34.25
Sold		02/21/2013	 		2,077 	 		$34.33
Buy		02/22/2013	 		  538 	 		$34.69
Sold		02/22/2013	 		1,127 	 		$34.57
Buy		02/25/2013	 		  174 	 		$34.50
Sold		02/25/2013	 		1,818 	 		$34.48
Buy		02/26/2013	 		  318 	 		$34.53
Sold		02/26/2013	 		7,117 	 		$34.45
Buy		02/27/2013	 		  606 			$34.77
Sold		02/27/2013	 		2,285 			$34.72
Buy		02/28/2013	 		  358 			$34.48
Sold		02/28/2013	 		4,322 			$34.56
Buy		03/01/2013	 		  578 			$34.53
Sold		03/01/2013	 		  615 	 		$34.55
Buy		03/04/2013	 		  602 	 		$34.44
Sold		03/04/2013	 		1,655 	 		$34.47
Buy		03/05/2013	 		  593 	 		$34.88
Sold		03/05/2013	 		1,485 	 		$34.90
Buy		03/06/2013	 		  703 	 		$34.99
Sold		03/06/2013	 		2,094 	 		$34.99
Buy		03/07/2013	 		  334 	 		$34.82
Sold		03/07/2013	 	       30,930 	 		$34.73
Buy		03/08/2013	 		  696 	 		$34.78
Sold		03/08/2013	 	      167,449 	 		$34.78
Buy		03/11/2013	 		  239 	 		$35.37
Sold		03/11/2013	 	       91,444 	 		$35.16
Buy		03/12/2013	 	 	  231 	 		$36.03
Sold		03/12/2013	 		1,606 	 		$36.04
Buy		03/13/2013	 		1,084 	 		$36.33
Sold		03/13/2013	 		4,415 	 		$36.16
Buy		03/14/2013	 		  208 	 		$36.49
Sold		03/14/2013	 	       13,039 	 		$36.43
Buy		03/15/2013	 		  315 	 		$36.31
Sold		03/15/2013	 		  934 	 		$36.28
Buy		03/18/2013	 		  211 	 		$36.08
Sold		03/18/2013	 		1,538 	 		$36.28
Buy		03/19/2013	 		  455 	 		$36.34
Sold		03/19/2013	 		2,986 	 		$36.29
Buy		03/20/2013	 		  340 	 		$36.35
Sold		03/20/2013	 	       19,623 	 		$36.25
Buy		03/21/2013	 		  139 	 		$35.77
Sold		03/21/2013	 		  864 	 		$35.67
Buy		03/22/2013	 		  395 	 		$35.69
Sold		03/22/2013	 		  846 	 		$35.60
Buy		03/25/2013	 		  629 	 		$35.63
Sold		03/25/2013	 	       80,958 	 		$35.64
Buy		03/26/2013	 		  100 	 		$35.81
Sold		03/26/2013	 	      507,552 	 		$35.62
Buy		03/27/2013	 		  177 	 		$35.64
Sold		03/27/2013	 		1,735 	 		$35.61
Buy		03/28/2013	 		   86 	 		$35.94
Sold		03/28/2013	 		  605 			$35.87
Buy		04/01/2013	 		  368 	 		$36.04
Sold		04/01/2013	 		  779 	 		$36.03
Buy		04/02/2013	 		  422 	 		$36.36
Sold		04/02/2013	 		3,108 	 		$36.45
Buy		04/03/2013	 		  814 	 		$35.98
Sold		04/03/2013	 		1,440 	 		$36.00
Buy		04/04/2013	 		  135 	 		$36.57
Sold		04/04/2013	 		4,138 			$36.64
Buy		04/05/2013	 		   90 	 		$36.12
Sold		04/05/2013	 		1,627 	 		$36.09
Buy		04/08/2013	 		  871 	 		$36.23
Sold		04/08/2013	 		1,059 	 		$36.24
Buy		04/09/2013	 		  149 	 		$36.50
Sold		04/09/2013	 		1,474 	 		$36.45
Buy		04/10/2013	 		  202 	 		$36.83
Sold		04/10/2013	 	       50,964 	 		$36.65
Buy		04/11/2013	 		  249 	 		$37.46
Sold		04/11/2013	 		1,356 	 		$37.47
Buy		04/12/2013	 		  347 	 		$37.04
Sold		04/12/2013	 	      303,347 			$37.09
Buy		04/15/2013	 		   33 	 		$36.83
Sold		04/15/2013	 		2,530 	 		$36.79
Buy		04/16/2013	 		  525 	 		$36.69
Sold		04/16/2013	 	       12,716 	 		$36.95
Buy		04/17/2013	 		  359 	 		$36.34
Sold		04/17/2013	 		2,305 	 		$36.31
Sold		04/18/2013	 	       50,519 	 		$36.47









DAVIS SELECTED ADVISERS, L.P.

Schedule 13D Riders

Rider 1A

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to all other provisions of the Act (however, see the Notes).


Rider 6A

Based upon 190,140,008 shares stated to be outstanding as of February 8, 2013 in the Issuer's Form 10_K filed with the Securities Exchange
Commission on March 1, 2013.